Imagenetix, Inc.
                         16935 W. Bernardo Dr., No. 101
                               San Diego, CA 92127

November 9, 2005

VIA EDGAR

  Re:      Imagenetix, Inc.
           Pre-Effective Amendment No. 1 to Registration Statement on Form SB-2 filed September 8, 2005, File No. 333-123159
           Request for Withdrawal

Ladies/ Gentlemen:

            Imagenetix, Inc. hereby applies for the withdrawal of Pre-Effective Amendment No. 1 to Registration Statement on Form SB-2, File No. 333-123159. We request that the withdrawal of Pre-Effective Amendment No. 1 be effective upon this filing. We re-filed the amendment as Post Effective Amendment No. 2 on November 4, 2005.

            Thank you for your assistance with this matter. Please feel free to contact me at (619) 977-1614 if you have any questions relating to this matter.


                                                     Sincerely,

                                                     /s/ Lowell W. Giffhorn
                                                     -----------------------
                                                     Lowell W. Giffhorn
                                                     Chief Financial Officer